Exhibit 99.1

Origin Agritech Limited Reports Second Quarter Financial Results

Advances from Customers for Q2 09 were RMB 165.21 million from RMB 105.17 million in Q2 08, an increase of 57.09%

Deferred Revenues for Q2 09 were RMB 443.40 million from RMB 400.15 million in Q2 08, an increase of 10.80%

BEIJING--(BUSINESS WIRE)--May 26, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China today announced unaudited financial results for the second quarter ended March 31, 2009. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal 2009, the Company generated revenues of RMB 1.16 million (US$0.17 million), a decrease of 25.64% from RMB 1.56 million (US$0.22 million) generated in the three months ended March 31, 2008. While the second quarter traditionally generates limited revenues, the deferred revenues on the balance sheet will be recognized as revenue in the third quarter.

Gross loss for the three-months ended March 31, 2009 was RMB3.37 million (US$0.49million) compared to RMB3.30 (US$0.47 million) in the same period of the prior year.

Total operating expenses for the three-months ended March 31, 2009 were RMB31.29 million (US$4.58 million) compared with RMB33.84 million (US$4.83 million) reported for the same period in 2008, representing a decrease of 7.5%. Selling and marketing expenses were RMB9.64 million (US$1.41 million) for the second quarter of 2009, representing a decrease of 17.04% from RMB 11.62 million (US$1.66 million) for the same period of the last year. This decrease was mainly due to a change in the salary structure, lower rental fees, and lower advertising expenses although expenses were lower across a variety of categories. General and administrative expenses of RMB15.42 million (US$2.26 million) for the second quarter ended March 31, 2009, decreased 8.49% from RMB16.85 million (US$2.40 million) for the three months ended March 31, 2008 mainly due to the lower spending across a variety of different categories including lower consulting fees. Research and development expenses increased to RMB6.22 million (US$0.91 million) for the three-months ended March 31, 2009 from RMB5.37 million (US$0.77million) for the same quarter last year, with an increase of 15.83% as the company continues to invest in its research and development efforts.

Operating loss for the second quarter of 2009 amounted to RMB34.66 million (US$5.07 million) compared with an operating loss of RMB37.14 million (US$5.30 million) for the same period in 2008.

Net loss for the second quarter of 2009 was RMB81.32 million (US$11.90 million), or RMB 3.53 (US$0.52) per diluted share, as compared to a net loss of RMB29.77 million (US$4.25 million), or RMB 1.30 (US$0.18) per diluted share in the same period one year ago.

On a non-GAAP basis, excluding non-recurring charges related to the convertible notes, net loss for the second quarter of 2009 was US$3.89 million, or US$0.17 per diluted share, as compared to a net loss of US$4.19 million), or US$0.18 per diluted share in the same period one year ago.

GAAP and non-GAAP Q2 2009
Origin Agritech Limited
Consolidated Statements of Income Data (USD in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31
	2008			2009
	GAAP (1)	Difference	Non-GAAP (2)	GAAP (1)	Difference	Non-GAAP (2)

Operating Income (Loss)	(5,298)	-	(5,298)	(5,069)	-	(5,069)

Interest Expense	(1,412)	(772)	(640)	(1,044)	(530)	(514)
Other Income/ (Expense)	(44)	-	(44)	(7,475)	(7,483)	8
Changes in Fair Value of Embedded Derivatives	712	712	0	0	-	0

Share of Earnings in Equity Investee, Interest Income, Income Tax Expenses, and Minority Interests	1,795	-	1,795	1,693	-	1,693

Net Income (Loss)	(4,247)	(60)	(4,187)	(11,895)	(8,013)	(3,882)

EPS	(0.18)	-	(0.18)	(0.52)	(0.35)	(0.17)

Weighted Average
Number of Shares
Basic and Undiluted	22,974,059		22,974,059	23,013,692		23,013,692

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude repurchase-related special items, the amortization of the discount of the convertible notes and the gains from the write-downs of the fair value of embedded derivatives.

Note Repurchase Agreement

The 2009 GAAP EPS includes certain non-recurring charges related to the January 19 redemption of our convertible notes, including US $7.48 million in charges. These charges are mainly a result of the difference between the repurchase value and the carrying value of the notes and the embedded derivatives on our financial statements. The carrying value of the embedded derivatives was lowered in previous years in part by the gains from the write-downs in the fair value of embedded derivatives amounting in aggregate US $ 4.9 million.

The remaining difference can be attributed to the 6.65% premium paid on our note repurchase. While we held this portion of the note for a term of 2.44 years, this repurchased premium equates to an annual weighted average for these repurchased amount of 4.16%.

Cash Obligation
USD (000s)
					Weighted Average
	Cash Obligation	Principal	Premium	Term	Annual Rate
Repurchase of Convertible Notes (1)
	$42,660	$40,000	$2,660	2.44	4.16%

Non-Repurchase of Convertible Notes (2)
	$87,698	$40,000	$47,698	5.00	23.85%

Cash Difference (Gain)			$45,038

(1) Reflects the cash obligation of the company under the repurchase of the convertible note repurchase agreement dated 7/28/08 and the second note repurchase agreement dated 1/19/09.

(2) Reflects the cash obligation of the company under the original terms of the convertible note agreement dated 7/25/07 given that the convertible notes are carried to term in 2012.

BALANCE SHEET

Origin's balance sheet at March 31, 2009 included cash and cash equivalents of RMB232.99 million (US$34.08 million) and shareholders' equity of RMB165.85 million (US$24.26 million).

Deferred revenue was RMB443.39 million (US$ 64.86 million) for the three-months ended March 31, 2009 as compared to RMB400.15 million (US$ 57.07 million) for the same period end last year.

The Company received more advances from customers of RMB165.21 million (US$24.17 million) for the three-months ended March 31, 2009 period as compared to RMB105.17 million (US$15.00 million) for the quarter ended March 31, 2008

FISCAL 2009 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2009 in the range of RMB 560 million to RMB 580 million and operating cash flow range of RMB 80 million for the fiscal year ending September 30, 2009.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US $2.5 billion and that is expected to double within the next five years. The Company currently operates facilities in 30 of 32 provinces in China. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
	Three months ended March 31,
	2008	2008	2009	2009
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	1,560	222	1,157	169
Cost of revenues	(4,857)	(693)	(4,528)	(662)

Gross loss	(3,297)	(471)	(3,371)	(493)

Operating expenses:
Selling and marketing	(11,615)	(1,657)	(9,642)	(1,410)
General and administrative	(16,854)	(2,404)	(15,424)	(2,256)
Research and development	(5,371)	(766)	(6,219)	(910)

Total operating expenses	(33,840)	(4,827)	(31,285)	(4,576)

Loss from operations	(37,137)	(5,298)	(34,656)	(5,069)
Interest expense	(9,904)	(1,412)	(7,138)	(1,044)
Share of earnings in equity investee companies	1,378	197	341	50
Interest income	1,013	144	422	62
Other income/ (expenses)	(306)	(44)	(51,097)	(7,475)
Changes in the fair value of embedded derivatives	4,991	712	0	0

Loss before income taxes and minority interests	(39,965)	(5,701)	(92,128)	(13,476)
Income tax expense
Current	9	1	(62)	(9)
Deferred	7,291	1,040	8,031	1,175

Income tax expense	7,300	1,041	7,969	1,166

Loss before minority interests	(32,665)	(4,660)	(84,159)	(12,310)
Minority interests	2,898	413	2,835	415

Net Loss	(29,767)	(4,247)	(81,324)	(11,895)

Net loss per share – basic	(1.30)	(0.18)	(3.53)	(0.52)

Net loss per share – diluted	(1.30)	(0.18)	(3.53)	(0.52)

Shares used in calculating basic net loss per share	22,974,059	22,974,059	23,013,692	23,013,692

Shares used in calculating diluted net loss per share	22,974,059	22,974,059	23,013,692	23,013,692

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	September 30,		March 31
	2008	2008	2009	2009
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	102,263	15,061	232,985	34,083
Accounts receivable, net	4,686	691	3,918	573
Due from related parties	8,458	1,246	4,789	701
Advances to suppliers	1,937	285	6,232	912
Advances to growers	45,488	6,699	6,070	888
Inventories	387,734	57,104	655,392	95,875
Income tax recoverable	1,697	250	1,697	248
Prepaid expenses and other current assets	13,279	1,956	14,504	2,120

Total current assets	565,542	83,292	925,587	135,400
Land use rights, net	21,055	3,101	20,755	3,036
Plant and equipment, net	146,372	21,557	144,722	21,171
Equity investments	65,384	9,630	66,090	9,668
Goodwill	16,665	2,454	16,665	2,438
Due from related parties	-	-	0	0
Acquired intangible assets, net	32,305	4,758	30,280	4,430
Deferred income tax assets	26,192	3,857	36,371	5,321
Other assets	20,781	3,061	17,702	2,590

Total assets	894,296	131,710	1,258,172	184,054

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings	163,940	24,145	207,340	30,331
Notes payable	-	-	118,015	17,264
Accounts payable	7,924	1,166	16,760	2,452
Due to growers	14,033	2,067	493	72
Due to related parties	15,671	2,308	27,361	4,003
Advances from customers	138,804	20,443	165,214	24,169
Deferred revenues	34,848	5,132	443,391	64,862
Income tax payable	39,059	5,753	39,059	5,714
Other payables and accrued expenses	73,297	10,796	37,826	5,533

Total current liabilities	487,576	71,810	1,055,459	154,400
			0	0
Long-term borrowings	940	138	0	0
Convertible notes, net of discount	65,294	9,616	0	0
Embedded derivatives-redemption feature	33,580	4,946	0	0
Other long-term liabilities	3,658	539	3,658	535

Total liabilities	591,048	87,049	1,059,117	154,935
Minority interests	39,224	5,777	33,209	4,858
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692 shares issued and outstanding as of September 30, 2008 and March 31, 2009	-	-	-	-
Additional paid-in capital	388,860	57,270	391,215	57,229
Retained earnings (deficit)	(84,690)	(12,473)	(185,497)	(27,136)
Treasury stock at cost (498,851 shares)	(29,377)	(4,327)	(29,377)	(4,297)
Accumulated other comprehensive loss	(10,769)	(1,586)	(10,495)	(1,535)

Total shareholders’ equity	264,024	38,884	165,846	24,261

Total liabilities, minority interests and shareholders’ equity	894,296	131,710	1,258,172	184,054

CONTACT:
Origin Agritech Limited
Irving Kau, 949.726.8101 or 011.86.136.8108.0243
Vice President, Finance
Irving.kau@originseed.com.cn